2007 Ontario Budget

CHAPTER IV

Borrowing and Debt Management

Long-Term Public Borrowing

         As an agency of the Ministry of Finance, the primary responsibility of the Ontario Financing Authority (OFA) is to manage the borrowing, debt, investment and cash management activities of the Province and the Ontario
         Electricity Financial Corporation (OEFC) in a timely and cost-effective manner. The OEFC is the agency of the
         Province responsible for managing the debt and certain other liabilities of the former Ontario Hydro Inc.

         The interim long-term public borrowing requirement for 2006-07 is $18.7 billion, down $2.1 billion from the
         $20.8 billion estimated in the 2006 Budget Plan. This decline is largely due to the elimination of the deficit.

         Approximately $14.2 billion, or 76 per cent, of the borrowing program was completed in the domestic bond market through a number of instruments, including:

         •  syndicated bonds

         •  medium-term notes

         •  Ontario Savings Bonds

         •  floating rate notes.

[Chart 1: Borrowing - Domestic Market. $14.2 billion issued]

         The Province also issued bonds in other currencies, including:

         •  three $1 billion Global bonds in U.S. dollars

         •  Euro Medium-Term Notes (EMTNs) in U.S. dollars, South African rand and, for the first time, Turkish lira

         •  an inaugural Kangaroo (Australian dollar) bond.

[Chart 2: Borrowing - All Markets. $18.7 billion issued]

         The OFA maintained a flexible approach to borrowing, monitoring both domestic and international capital markets to minimize debt service costs and diversify the borrowing program. Approximately $4.5 billion, or 24 per cent, of the borrowing program was raised from international markets.

--------------------------------------------------------------------------------
2006-07 Borrowing Program: Province and OEFC                             Table 1
($ Billions)
--------------------------------------------------------------------------------
                                                   Budget               In-Year
                                                    Plan     Interim     Change
                                                 --------- ---------- ----------
Deficit/(Surplus)                                     2.4       (0.3)      (2.7)
Non-Cash Adjustments                                 (1.2)       0.2        1.4
Investment in Capital Assets                          2.5        2.6        0.1
Net Loans/Investments                                 0.2        0.6        0.3
Debt Maturities:
   Currently Outstanding                             15.1       14.0       (1.2)
   Incremental Impact of Future Financing               -          -          -
Debt Redemptions                                      0.7        1.0        0.3
------------------------------------------------ --------- ---------- ----------
Total Funding Requirement                            19.8       18.1       (1.7)
Canada Pension Plan Borrowing                        (0.4)      (0.2)       0.2
Decrease/(Increase) in Short-Term Borrowing           1.4        1.3       (0.1)
Increase/(Decrease) in Cash and Cash                    -       (0.5)      (0.5)
Equivalents
------------------------------------------------ --------- ---------- ----------
Total Long-Term Public Borrowing Requirement         20.8       18.7       (2.1)
--------------------------------------------------------------------------------
Note:  Numbers may not add due to rounding.
--------------------------------------------------------------------------------

         The format of the borrowing table has changed from the 2006 Ontario Budget to more clearly communicate the
         Province's borrowing program and its drivers. The top half of the table contains items that make up the Total
         Funding Requirement. Total Long-Term Public Borrowing Requirement is reached by adjusting the Total Funding
         Requirement by Canada Pension Plan Borrowing and net changes in Short-Term Borrowing and Cash. Non-Cash Items
         Included in Deficit was renamed Non-Cash Adjustments, which now includes Amortization of Major Tangible Capital
         Assets. Other Uses/(Sources) of Cash was renamed Net Loans/Investments.

-------------------------------------------------------------------------------------------------------------------
Medium-Term Borrowing Outlook: Province and OEFC                                                            Table 2
($ Billions)
-------------------------------------------------------------------------------------------------------------------
                                                                                 2007-08       2008-09     2009-10
                                                                            ------------- ------------- -----------
Deficit/(Surplus)                                                                    0.4         (0.3)       (0.4)
Non-Cash Adjustments                                                                (0.5)        (0.8)       (0.7)
Investment in Capital Assets                                                         3.3          3.5         4.0
Net Loans/Investments                                                                1.2          0.9         0.2
Debt Maturities:
  Currently Outstanding                                                             14.4         20.1        14.4
  Incremental Impact of Future Financing                                               -            -         0.6
Debt Redemptions                                                                     0.9          0.7         0.7
------------------------------------------------------------------ -------- ------------- ------------- -----------
Total Funding Requirement                                                           19.7         24.1        18.8
Canada Pension Plan Borrowing                                                       (0.4)        (0.6)       (0.7)
Decrease/(Increase) in Short-Term Borrowing                                         (0.5)        (0.6)        0.9
Increase/(Decrease) in Cash and Cash Equivalents                                       -            -           -
------------------------------------------------------------------ -------- ------------- ------------- -----------
Total Long-Term Public Borrowing Requirement                                        18.8          22.9        19.0
-------------------------------------------------------------------------------------------------------------------
Note:  Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------

         Refinancing maturing debt remains the primary component of the medium-term borrowing outlook. Debt maturities for the Province and the OEFC are projected at $14.4 billion in 2007-08, $20.1 billion in 2008-09 and $15.0 billion in 2009-10.

         As long as cost-effective opportunities continue to be available, at least 25 per cent of the long-term borrowing program will be raised from international markets.

         The government will seek approval by the legislature for additional borrowing authority to meet program requirements. In addition, it will propose amendments to the Capital Investment Plan Act, 1993 to support the execution of the borrowing program by the OFA.

Debt

[Chart 3: Debt ($Billions)]

         The Province's total debt is projected to be $157.1 billion as at March 31, 2007, compared to $154.9 billion as at
         March 31, 2006. Total debt represents all borrowing without offsetting financial assets.

         Ontario's net debt, the difference between total liabilities and total financial assets, was $141.9 billion as at
         March 31, 2006, and is projected to be $143.0 billion as at March 31, 2007.

         While the Province is projecting a surplus for 2006-07, total debt is expected to increase due to the government's capital investments in key priority areas and loans to school boards for capital projects. The increase in net debt is primarily a result of the government's capital investments.

         Investing in these projects is similar to a family investing in a house using a mortgage, which is paid off over time.
         Like a mortgage, where the total amount is borrowed at the time a house is purchased, the government borrows the entire amount required to invest in capital investments during construction. This increases total and net debt. On an annual basis, the impact on the government's deficit or surplus is limited to the amortization costs of these capital investments.
         Amortization spreads the cost of these investments over the useful life of the assets, instead of charging the total costs upfront for an asset that will be used for many years.

         Debt of the Ontario Infrastructure Projects Corporation ("OIPC" or "Infrastructure Ontario") is projected to be
         $1.3 billion as at March 31, 2007. This debt is included in total debt; however, the impact on net debt is minimal, as its debt is offset by projected net assets of $1.1 billion. Infrastructure Ontario's debt is not guaranteed by the Province.

         Interim 2006-07 results for the OEFC show an excess of revenue over expense of $0.8 billion, reducing its unfunded liability (or "stranded debt of the electricity sector") from $19.3 billion to $18.5 billion as at March 31, 2007. This is the third consecutive year in which stranded debt has been paid down. Projected 2007-08 results for the OEFC are an excess of revenue over expense of $1.1 billion, resulting in a further projected reduction in its unfunded liability to
         $17.4 billion as at March 31, 2008.

Total Debt Composition

         Total debt is composed of bonds issued in both the short- and long-term public capital markets and non-public debt.

         Public debt totals $134.6 billion, primarily consisting of bonds issued in the domestic and international long-term public markets in 11 currencies. Ontario also has $22.5 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of non-marketable debt instruments issued to public-sector pension funds and government agencies, including the Canada Pension Plan (CPP).

Debt Management

         The Province mitigates the financial risks associated with its capital market activities by adhering to prudent risk management policies and exposure limits.

         The Province limits itself to a maximum interest rate resetting exposure of 35 per cent of debt issued for
         Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. In fiscal 2006-07, the interest rate resetting exposure policy limit was increased from 25 per cent to allow the Province to take advantage of lower floating rates.

         All exposures remained well below policy limits in fiscal 2006-07.

[Chart 4: Total Debt Composition $157.1 billion]

[Chart 5: Interest Rate Resetting Exposure]

[Chart 6: Foreign Exchange Exposure]

Debt Maturities

         The most significant component of the borrowing program is the refinancing of maturing debt. The OFA will continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

[Chart 7: Debt Maturities]

Cost of Debt

         The effective interest rate (on a weighted-average basis) on total debt is estimated to be 6.02 per cent as at
         March 31, 2007 (March 31, 2006, 6.14 per cent). For comparison, as at March 31, 1993, the effective interest rate on total debt was 10.14 per cent.

         As at March 31, 2007, the effective interest rate on public debt is estimated at 5.48 per cent (5.52 per cent as at
         March 31, 2006), compared to an estimated 9.24 per cent on non-public debt (9.49 per cent as at March 31, 2006).

         Until May 2006, the Bank of Canada continued to increase its benchmark target for the overnight interest rate.
         The overnight rate has not changed since that time as economic growth has moderated. Long-term rates remain near their lowest level in 50 years, resulting in a flatter yield curve.

[Chart 8: Effective Interest Rate (Weighted Average) of Debt]

Net Debt-to-GDP

         Net debt-to-GDP peaked at 32.9 per cent in 1999-2000, the year the Province first consolidated the unfunded liability (or "stranded debt") of the OEFC. Since then, Ontario's net debt-to-GDP ratio has trended downward, declining from 26.4 per cent in 2005-06 to 25.9 per cent in 2006-07. The current outlook projects a ratio of
         25.5 per cent in 2007-08, 24.6 per cent in 2008-09 and 23.9 per cent in 2009-10.

[Chart 9: Net Debt-to-GDP]

Consolidated Financial Tables

-------------------------------------------------------------------------------------------------------------------
Net Debt and Accumulated Deficit                                                                            Table 3
Interim 2007                                                                                           ($ Millions)
-------------------------------------------------------------------------------------------------------------------
                                                                                               Interim        Plan
                                                2002-03     2003-04    2004-05     2005-06     2006-07     2007-08
                                            -----------------------------------------------------------------------
Debt(1)
Publicly Held Debt
      Bonds(2)                                  102,958     116,732    125,279     123,129     128,682     134,948
      Treasury Bills                              6,274       3,359      3,747       5,215       4,398       4,948
      U.S. Commercial Paper(2)                    1,515       1,156        269         706         195         195
      Ontario Infrastructure Projects
Corporation                                           -         323      1,288       1,323       1,273       2,693
(OIPC)(3)
      Other                                         438         422        404         387           -           -
                                            -----------------------------------------------------------------------
                                                111,185     121,992    130,987     130,760     134,548     142,784
                                            -----------------------------------------------------------------------
Non-Public Debt
      Canada Pension Plan Investment Fund        10,746      10,233     10,233      10,233      10,233      10,233
      Ontario Teachers' Pension Fund             10,387       9,487      8,666       7,596       6,411       4,466
      Public Service Pension Fund                 3,200       3,052      2,886       2,705       2,501       2,260
      Ontario Public Service Employees'
         Union Pension Fund (OPSEU)               1,520       1,450      1,371       1,285       1,188       1,073
      Canada Mortgage and Housing                 1,078       1,047      1,003         960         913         864
Corporation
      Other(4)                                      356       1,096      1,231       1,367       1,308       1,289
                                            -----------------------------------------------------------------------
                                                 27,287      26,365     25,390      24,146      22,554      20,185
                                            -----------------------------------------------------------------------
Total Debt                                      138,472     148,357    156,377     154,906     157,102     162,969
Cash and Temporary Investments                   (7,252)     (8,139)   (13,422)     (6,258)     (5,726)     (5,750)
Other Net (Assets)/Liabilities(5)                 1,427      (1,089)      (769)     (5,398)     (7,240)     (9,367)
OIPC Net (Assets)/Liabilities(3)                      -       (313)     (1,265)     (1,322)     (1,111)     (2,538)
                                            -----------------------------------------------------------------------
Net Debt                                        132,647     138,816    140,921     141,928     143,025     145,314
Non-Financial Assets(6)                         (13,942)    (14,628)   (15,178)    (32,773)    (34,180)    (36,069)
                                            -----------------------------------------------------------------------
Accumulated Deficit(7)                          118,705     124,188    125,743     109,155     108,845     109,245
-------------------------------------------------------------------------------------------------------------------
(1)  Includes debt issued by the Province and Government Organizations, including the OEFC.
(2)  All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
(3)  OIPC's interim 2006-07 debt is composed of Ontario Opportunity Bonds ($323 million), Infrastructure Renewal Bonds
     ($650 million) and short-term commercial paper ($300 million). OIPC's debt is not guaranteed by the Province. OIPC Net
     (Assets)/Liabilities include cash, temporary investments, accounts receivable, loans receivable, debt issue costs, accounts payable and loans payable.
(4)  Other non-public debt includes Ontario Municipal Employees Retirement Fund, College of Applied Arts and Technology
     Pension Plan, Ryerson Retirement Pension Plan, Ontario Immigrant Investor Corporation and indirect debt of school boards (the indirect debt of school boards was incurred in June 2003 to refinance the non-permanently financed debt of 55 school boards; an equivalent amount is included in Net Assets as advance payments to school boards).
(5)  Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in government business enterprises, accounts payable, accrued liabilities, pensions and the liability for power purchase agreements with non-utility generators.
(6)  Non-financial assets include the Province's tangible capital assets and net assets of hospitals, school boards and colleges, which, starting with fiscal year 2005-06, are consolidated using one-line consolidation.
(7)  Accumulated deficit represents net debt adjusted for non-financial assets. Starting with 2005-06, accumulated deficit includes the opening combined net assets of hospitals, school boards and colleges.
Source: Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Debt Maturity Schedule                                                                                       Table 4
Interim 2007                                                                                            ($ Millions)
--------------------------------------------------------------------------------------------------------------------
                                                                 Currency
--------------------------------------------------------------------------------------------------------------------
                                                                                                 Interim
                             Canadian       U.S.        Japanese                     Other       2006-07     2005-06
                              Dollar      Dollar           Yen       Euro(1)      Currencies(2)   Total       Total
--------------------------------------------------------------------------------------------------------------------
Fiscal Year Payable
--------------------------------------------------------------------------------------------------------------------
Year 1                        13,371       5,390           320           -            223        19,304      21,421
Year 2                        15,083       4,095             -         795            265        20,238      14,019
Year 3                         9,068       1,628           714       1,443            870        13,723      19,416
Year 4                         6,195           -             -           -            252         6,447      13,115
Year 5                         5,956       1,136             -           -             47         7,139       6,254
--------------------------------------------------------------------------------------------------------------------
1-5 years                     49,673      12,249         1,034       2,238          1,657        66,851      74,225
6-10 years                    23,222       7,607            99       1,188          2,018        34,134      29,980
11-15 years                    6,424           -             -           -              -         6,424       4,694
16-20 years                   12,300           -             -           -              -        12,300      11,766
21-25 years                   13,606           -             -           -              -        13,606      12,843
26-40 years(3)                23,787           -             -           -              -        23,787      21,398
--------------------------------------------------------------------------------------------------------------------
Total(4)                     129,012      19,856         1,133       3,426          3,675       157,102     154,906
--------------------------------------------------------------------------------------------------------------------
Debt Issued
  for Provincial
  Purposes                   104,060      16,562         1,133       3,426          2,748       127,929     125,550
OEFC Debt                     23,679       3,294             -           -            927        27,900      28,033
OIPC Debt                      1,273           -             -           -              -         1,273       1,323
--------------------------------------------------------------------------------------------------------------------
Total(5)                     129,012      19,856         1,133       3,426          3,675       157,102     154,906
--------------------------------------------------------------------------------------------------------------------
(1)  Euro includes debt issued in Euro and French franc legacy currency.
(2)  Other Currencies comprise Australian dollar, New Zealand dollar, Pound sterling, Swiss franc, Hong Kong dollar,
     South African rand and Turkish lira.
(3)  The longest term to maturity is to June 2, 2047.
(4)  Total foreign currency denominated debt as at March 31, 2007 is $28.1 billion (2006, $27.4 billion). Of that,
     $27.1 billion or 96.4 per cent (2006, $26.3 billion or 95.9 per cent) was fully hedged to Canadian dollars.
(5)  Total debt includes issues totalling $2.7 billion (2006, $4.8 billion) that have embedded options exercisable by either the Province or the bondholder under specific conditions.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Medium-Term Outlook                                                                                          Table 5
Net Debt and Accumulated Deficit                                                                        ($ Billions)
--------------------------------------------------------------------------------------------------------------------
                                                                                             2008-09        2009-10
                                                                              --------------------------------------
Total Debt                                                                                    167.1          171.1
Cash and Temporary Investments                                                                 (5.8)          (5.8)
Other Net (Assets)/Liabilities                                                                (10.9)         (11.7)
OIPC Net (Assets)/Liabilities                                                                  (3.4)          (4.4)
--------------------------------------------------------------------------------------------------------------------
Net Debt                                                                                      147.0          149.2
Non-Financial Assets                                                                          (38.1)         (40.6)
--------------------------------------------------------------------------------------------------------------------
Accumulated Deficit                                                                           108.9          108.6
--------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
--------------------------------------------------------------------------------------------------------------------

Derivative Financial Instruments

         The table below presents a preliminary maturity schedule of the Province and the OEFC's derivative financial instruments, by type, based on the notional amounts of the contracts. Notional amounts represent the face value of outstanding derivative contracts and do not reflect credit or market risk, or actual cash flows.

         Derivatives are financial contracts, whose value is derived from underlying instruments. The Province uses derivatives to hedge and minimize interest costs. Hedges are created primarily through swaps, which are an exchange of payment streams between two counterparties. Swaps allow the Province to offset existing obligations, effectively converting them into obligations with more desirable financial characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

         -------------------------------------------------------------------------------------------------------------------
         Derivative Portfolio Notional Value                                                                         Table 6
         Interim 2007                                                                                            ($ Millions)
         -------------------------------------------------------------------------------------------------------------------
                                                                                                Over    Interim
         Maturity in                                                                   6-10      10     2006-07     2005-06
         Fiscal Year            2007-08    2008-09   2009-10    2010-11    2011-12    Years     Years    Total       Total
         -------------------------------------------------------------------------------------------------------------------
         Swaps:
           Interest rate         13,743     12,204     8,743      2,111      2,553    24,441    4,470     68,265     64,735
           Cross currency         6,113      5,304     5,736        503      1,232    12,508        -     31,396     28,435
         Forward foreign
           exchange contracts       972          -         -          -          -         -        -        972      3,639
         Caps and floors             50          -        88          -          -         -        -        138        532
         -------------------------------------------------------------------------------------------------------------------
         Total                   20,878     17,508    14,567      2,614      3,785    36,949    4,470    100,771     97,341
         -------------------------------------------------------------------------------------------------------------------